UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

ANNUAL CORPORATE EVENTS CALENDAR – 2014
Company Name	CPFL ENERGIA S.A.
Headquarters address	Rua Gomes de Carvalho, nº 1510 – 14º andar – Conj. 1402 São Paulo – SP
Website	www.cpfl.com.br/ir
Investor Relations Officer	Name: Gustavo Estrella E-mail: gustavoestrella@cpfl.com.br Telephone(s): 55-19-3756-8704 Fax: 55-19-3756-8777
Responsible for the Investor Relations Area	Name: Eduardo Atsushi Takeiti E-mail: eduardot@cpfl.com.br Telephone(s): 55-19-3756-8458 Fax: 55-19-3756-6089
Newspapers in which corporate facts are published	Diário Oficial do Estado de São Paulo – DOESP Valor Econômico

Annual Financial Statements and Consolidated Financial Statements for the fiscal year ended December 31, 2013
EVENT	DATE
Disclosure via IPE	03/27/2014

Standardized Financial Statements for the fiscal year ended December 31, 2013
EVENT	DATE
Disclosure via ENET	03/27/2014

Annual Financial Statements translated into English for the fiscal year ended December 31, 2013
EVENT	DATE
Disclosure via IPE	03/27/2014

1

Reference Form for the current fiscal year

EVENT	DATE
Disclosure via ENET	05/23/2014

Quarterly Information

EVENT – Disclosure via ENET	DATE
For the 1st quarter of 2014	05/12/2014
For the 2nd quarter of 2014	08/14/2014
For the 3rd quarter of 2014	11/13/2014

Quarterly Information translated into English

EVENT – Disclosure via IPE	DATE
For the 1st quarter of 2014	05/12/2014
For the 2nd quarter of 2014	08/15/2014
For the 3rd quarter of 2014	11/13/2014

Ordinary General Meeting

EVENT	DATE
Delivery of the management proposal via IPE	03/28/2014
Delivery of the Call Notice via IPE	03/28/2014
Ordinary General Meeting	04/29/2014
Delivery of the summary of the main resolutions or the minutes of the Meeting via IPE	04/29/2014

Extraordinary General Meeting

EVENT	DATE
Delivery of the management proposal via IPE	09/04/2014
Delivery of the Call Notice via IPE	09/04/2014
Extraordinary General Meeting	09/24/2014
Delivery of the summary of the main resolutions or the minutes of the Meeting via IPE	09/24/2014

2

Public Meeting with Analysts

EVENT	DATE

Public Meetings with Analysts opened to other interested parties:

- Investor’s Meeting APIMEC SP

Local: To be defined

Address: To be defined - Campinas/SP

Room: To be defined – Brazilian Time: To be defined

12/03/2014

Shareholder payments related to the results of the fiscal year ended December 31, 2013
Payment	Event-Date	Amount (R$)	Value in R$/share	Payment date
			ON
Interim Dividends (*)	BDM – 08/14/2013	363 million	0.377282126	10/01/2013
Complementary Dividends (**)	BDM – 03/26/2014	568 million	0.590062200	05/08/2014

(*) The payment of interim dividend for the half-yearly net income (base date June 30, 2013), imputed to the mandatory dividends for the fiscal year, previously approved by the 226th Board of Directors meeting held on August 14, 2013, according to the provisions of item “v” of Article 17 and the caput and paragraph 1 of Article 30 of CPFL Energia’s Bylaws.

(**) The declaration of complementary dividend, and its submission to a General Shareholders’ Meeting (OGM), held on 04/29/2014, pursuant to item "e" of Article 17 and Article 27 of the Bylaws.

Board of Directors Meetings

EVENT	DATE
Board of Directors Meeting acting on the results of 2013	03/26/2014
Delivery of the summary of the main resolutions or the minutes of the Meeting via IPE	03/26/2014

Conference Calls

EVENT	DATE

National and international conference calls

- Analysis of the results of 2013

- Analysis of the results of the 1st quarter of 2014

- Analysis of the results of the 2nd quarter of 2014

- Analysis of the results of the 3rd quarter of 2014

03/28/2014 05/13/2014 08/15/2014 11/14/2014

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 4, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.